Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-8 (File Nos., 333-129802 and 333-167336) of our report dated June 17, 2011 relating to the statements of net assets available for benefits as of December 31, 2010 and 2009, the statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009 and the related supplemental Schedule G, Part III Nonexempt Transactions and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Constellation Energy Group, Inc. Employee Savings Plan.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
June 17, 2011